SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)1

Maguire Properties, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

559775101

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559775101	SCHEDULE 13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Robert F. Maguire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 8,989,404
6 SHARED VOTING POWER 52,632
7 SOLE DISPOSITIVE POWER 8,989,404
8 SHARED DISPOSITIVE POWER 52,632

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,042,036
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.60%(1)
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 559775101	SCHEDULE 13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Maguire Partners Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,601,163
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 2,601,163
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,601,163
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.22%(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Calculated based 47,185,636 shares of common stock outstanding as of December 31, 2007, as reported by Maguire Properties, Inc. on its press release announcing its fourth quarter 2007 financial results that was furnished to the Securities and Exchange Commission on Form 8-K dated February 5, 2008, plus an aggregate of 7,280,226 shares of common stock that are issuable upon redemption of an equal number of limited partnership units of Maguire Properties, L.P. that are beneficially owned by Mr. Robert F. Maguire III (see Item 4).

(2)	Calculated based 47,185,636 shares of common stock outstanding as of December 31, 2007, as reported by Maguire Properties, Inc. on its press release announcing its fourth quarter 2007

CUSIP No. 559775101	SCHEDULE 13G	Page 4 of 8 Pages

financial results that was furnished to the Securities and Exchange Commission on Form 8-K dated February 5, 2008, plus an aggregate of 2,601,163 shares of common stock that are issuable upon redemption of an equal number of limited partnership units of Maguire Properties, L.P. that are beneficially owned by Maguire Partners Investments, LLC (see Item 4).

Item 1(a).	Name of Issuer:

Maguire Properties, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1733 Ocean Avenue, 4th Floor, Santa Monica, California 90401

Item 2(a).	Name of Person Filing:

Robert F. Maguire III

Maguire Partners Investments, LLC

Item 2(b).	Address of Principal Business Office:

1733 Ocean Avenue, 4th Floor, Santa Monica, California 90401

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

559775101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned: 9,042,036

Robert F. Maguire III (“Mr. Maguire”) is deemed to be the beneficial owner of 7,280,226 limited partnership units (“LP Units”) of Maguire Properties, L.P., the operating partnership (the “Operating Partnership”) of Maguire Properties, Inc. (the “Company”), and 1,761,810 shares of common stock (“REIT Shares”) of the Company. In accordance with the partnership agreement of the Operating Partnership, such LP Units may be redeemed for cash based on the fair market value of an equivalent number of shares of the Company’s common stock at the

CUSIP No. 559775101	SCHEDULE 13G	Page 5 of 8 Pages

time of redemption. Alternatively, the Company may elect to cause such LP Units to be redeemed for shares of common stock of the Company on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuance of stock rights, specified extraordinary distributions and similar events.

Mr. Maguire is deemed to beneficially own:

(i) 1,761,810 REIT Shares held by him directly;

(ii) 4,202,388 LP Units held by him directly;

(iii) 2,601,163 LP Units held by Maguire Partners Investments, LLC (together with Mr. Maguire, the “Reporting Persons”), which is wholly owned and controlled by Mr. Maguire;

(iv) an aggregate of 424,043 LP Units held by two other entities that are wholly owned and controlled by Mr. Maguire; and

(v) 52,632 LP Units that are held by Maguire Partners-Master Investments, LLC, an entity in which Mr. Maguire holds a 55% membership interest and shares voting and dispositive power with respect to such LP Units with other members.

(b)	Percent of class:

Robert F. Maguire III — 16.60%

Maguire Partners Investments, LLC — 5.22%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Robert F. Maguire III — 8,989,404

Maguire Partners Investments, LLC — 2,601,163

(ii)	Shared power to vote or to direct the vote:

Robert F. Maguire III — 52,632

Maguire Partners Investments, LLC — 0

(iii)	Sole power to dispose or to direct the disposition of:

Robert F. Maguire III — 8,989,404

Maguire Partners Investments, LLC — 2,601,163

(iv)	Shared power to dispose or to direct the disposition of:

Robert F. Maguire III — 52,632

Maguire Partners Investments, LLC — 0

Item 5.	Ownership of Five Percent or Less of a Class.

CUSIP No. 559775101	SCHEDULE 13G	Page 6 of 8 Pages

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 559775101	SCHEDULE 13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

/s/ Robert F. Maguire III
Name: Robert F. Maguire III

Maguire Partners Investments, LLC

/s/ Robert F. Maguire III
Name: Robert F. Maguire III
Title: Managing Member

CUSIP No. 559775101	SCHEDULE 13G	Page 8 of 8 Pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a Statement on Schedule 13G/A (Amendment No. 4) with respect to the common stock of Maguire Properties, Inc., and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 14, 2008.

/s/ Robert F. Maguire III
Name: Robert F. Maguire III

Maguire Partners Investments, LLC

/s/ Robert F. Maguire III
Name: Robert F. Maguire III
Title: Managing Member